June 8, 2006

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
100 F Street, N.E.
Washington, D.C. 20549

Re:	Futuremedia Public Limited Company Amendment No. 3 to Registration Statement on Form F-3 Filed March 24, 2006 File No. 333-131314
Ladies and Gentlemen:

Futuremedia Public Limited Company (the “Company”) is transmitting for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), the accompanying Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form F-3, File No. 333-131314 (the “Registration Statement”).

Amendment No. 4 and this letter reflect the Company’s responses to the comments contained in the letter from the Commission’s Staff (the “Staff”) to Leonard M. Fertig dated March 27, 2006. The Company’s responses are numbered to correspond to the numbered comments of the Staff’s letter.

In connection with this response letter, the Company acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
June 8, 2006

Amendment No. 3 to Registration Statement on Form F-3

Comment 1:
We note your revised disclosure regarding the entry into an agreement to acquire Button Communications Group on March 23, 2006 as well as your determination that shareholder approval is no longer necessary with respect to your acquisition of EBC. As it appears that these transactions are probable, please tell us what the significance of the acquisitions will be to your business for purposes of Rule 3-05(b)(4)(i) of Regulation S-X. In this regard, we note that if an acquisition will be more than 50% significant, you would be required to include or incorporate by reference the information required by Rule 3-05 and Article 11 of Regulation S-X before your registration statement is declared effective. Please see Item 5(b)(1)(i) of Form F-3, Rules 3-05(a)(10)(i) and 11-01(a)(2) of Regulation S-X.

Response 1:
The Company acknowledges the Staff’s comments and supplementally advises the Staff that the Company is currently preparing audited financial statements for EBC and the Button Group plc. The Company intends to incorporate such financial statements into the Registration Statement by filing such financial statements with the Commission on Form 6-K prior to the effectiveness of the Registration Statement.

United States Securities and Exchange Commission
Division of Corporation Finance
ATTN: Barbara C. Jacobs
June 8, 2006

Please contact Mark Dorff of Brown Rudnick Berlack Israels LLP in London at (011 44) 20 7851 6005 or Dan Gusenoff of Brown Rudnick Berlack Israels LLP in Boston at (617) 856-8172 should you require additional information or have questions regarding response 1. Please do not hesitate to contact me if you have any further questions or comments. We have sent a courtesy copy of this letter to Daniel Lee of the Commission’s staff.

Very truly yours, FUTUREMEDIA PLC

By:	/s/ Andrew Haire
Andrew Haire, General Counsel

cc: Daniel Lee (Via Fax)